EXHIBIT 99.1

FARO TECHNOLOGIES INC. PROPERTIES

No.	Location	Sq. Ft.	Owned/ Leased	Purposes
1	125 Technology Park, Lake Mary, Florida	35,000	Leased	Manufacturing, research and development, service
2	250 Technology Park, Lake Mary, Florida	46,000	Leased	Headquarters, sales, marketing, administration
3	290 National Road Exton, Pennsylvania	90,400	Leased	Manufacturing, research and development, service
4	Lingwiesenstrasse 11/2 70825 Korntal-Muenchingen BW, Germany	103,600	Leased	European headquarters, manufacturing, sales, research and development, service
5	Wiesengasse 20 CH-8222 Beringen Switzerland	15,900	Leased	Manufacturing
6	716 Kumada Nagakute-shi, Aichi 480-1144, Japan	17,200	Leased	Sales, service
7	188 Pingfu Road, Shanghai, China	25,500	Leased	Sales, service
8	No. 3 Changi South St 2 #01-01 Xilin Districentre Building B, Singapore	22,000	Leased	Asia headquarters, manufacturing, sales, service